Exhibit 99.1

Olympus Pacific Minerals Inc.
Interim Management’s Discussion and Analysis (“MD&A”)

As at April 30, 2008

The following Interim Management Discussion and Analysis, which has been prepared as of April 30, 2008, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the three-month period ended March 31, 2008 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the three-month period ended March 31, 2008 and the subsequent period to April 30, 2008. This MD&A should be read in conjunction with the annual MD&A and annual audited consolidated financial statements and the notes for the three years ended December 31, 2007 and the related MD&A included in the Company’s annual report.  Any references to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM and on the over-the-counter bulletin board in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in Canadian dollars unless otherwise indicated.

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Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and an exploration project in the Philippines – Capcapo.

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The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies is set out in the chart below.

Bong Mieu (80 percent interest)

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230) which is under development, Bong Mieu East (VN240), as well as a number of new surface showings.

Phuoc Son (85 percent interest)

Phuoc Son is actively exploring the property for new primary gold occurrences in addition to 30 existing occurrences.  The property includes the high-grade deposit Dak Sa (VN320) (the "North Deposit" and "South Deposit", and collectively the "Dak Sa Deposit").

Capcapo (option to earn in – 60 percent)

The property, located in the Philippines, has remained virtually unexplored and has significant exploration potential. We have an option to earn up to a 60 percent interest in this mining tenement upon completing a specified level of expenditures on the property.

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Results of our exploration, development, and production activities

BONG MIEU GOLD MINING COMPANY LIMITED1

Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is being explored, located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  Exploration work to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Company structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits shall be shared in proportion to ownership once funding requirements are met. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. Once the Vietnamese partner meets its share of the funding requirements, the Company would pay a 3 percent net smelter return royalty equal to 3 percent of the sales price when the gold is smelted in Vietnam.

The Company manages the exploration programs on the property on behalf of the joint venture.

Reserves and Resources

A review and validation of the updated Bong Mieu East (VN240) and Bong Mieu Central Gold mine (VN220) resource estimates was completed to the required NI 43-101 standards and filed during 2007 by independent consultants – Terra Mining Consultants and Stevens and Associates.  (“Technical Review of Bong Mieu Gold Project in Quam Nam Province, Vietnam”).  The full text of the report is available on the Olympus and Sedar websites: (www.olympuspacific.com) (www.sedar.com).

_____________________
1 The Directors of Bong Mieu Gold Mining Company Limited are Messrs. David Seton, John Seton, Colin Patterson, Dang Mau Luu, Duong Ho Phuong, and Nguyen Xuan Tuong.

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Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates (1)
	December 31, 2006			December 31. 2007
Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven	154,500	3.05	15,150	104,890	2.96	9,987
Probable	474,400	2.5	38,130	322,070	2.43	25,136
Total P&P	628,900	2.63	53,280	426,960	2.56	35,123

Resources   The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves
	December 31, 2006			December 31. 2007
Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Measured (2)	268,100	2.8	24,200	822,700	2.41	63,750
Indicated (2)	843,800	2.22	60,100	2,069,300	2.03	134,800

Historical M&I (surface) (6)	878,000	1.9	53,600

Historical M&I (underground) (3)	216,700	6.51	45,300	216,700	6.51	45,300
Inferred (2), (7)	96,200	2.17	6,700	1,950,000	1.46	91,600

Historical Inferred (surface) (6)	1,380,000	1.8	79,800

Historical Inferred (underground) (3)	1,220,000	8.1	317,300	1,220,000	8.1	317,300

Tungsten & Fluorine as Gold Equivalent (4)

Measured						38,950
Indicated						62,900
Total M&I						101,850

Inferred						90,400

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Notes:

1.
Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.0 g/t Au).  These proven and probable reserve estimates were prepared by Olympus  in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.   The data presented at 31 December 2007 and 2006 represents remaining Reserves after depletion by mining; the Reserves will be recalculated during 2008.

2.
Employed a lower 1.0 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

3.
Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.

4.	Using values of US$250/MTU for Tungsten, US$200/MTU for Fluorine and US$700/oz for gold, the value of the Tungsten and Fluorine in the Bong Mieu East Resource is equivalent to 101,850 ounces.

5.
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI43-101”). The NI43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

6.	Employed a lower 0.8 g/t cutoff and 10 g/t grade upper cutoff.

7.	Inferred resources are in addition to measured and indicated.

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The table provides key information for the Bong Mieu property:

Deferred exploration and development balance at March 31, 2008	$7,326,750
Property, plant, and equipment balance at March 31, 2008	$7,918,000
Spending on exploration and development activities in the first quarter of 2008	$1,132,000
Spending on property, plant, and equipment acquisitions in the first quarter of 2008	$345,000

Field and Surface Exploration (VN210 and VN240)

During the first quarter of 2008 Olympus completed 8 drill holes totaling approximately 1,075 meters on the property, with 4 holes drilled into the Ho Ray deposit and 4 holes drilled into Nui Kem West.  All the holes at Nui Kem West were drilled for the purpose of geological correlation and had no significant mineralized intersections.

The holes at Ho Ray were also drilled for correlation purposes and the significant intersections are tabulated below:

Ho Ray
Hole ID	From (m)	To (m)	Intercept width (m)	Au (g/t)
HRDD221	48.15	48.92	0.77	4.30
and	59.00	59.44	0.40	3.32
HRDD222	30.18	30.65	0.47	2.88
and	76.00	77.35	1.35	2.68
HRDD223	30.60	38.65	8.05	1.60
HRDD224	2.00	5.00	3.00	4.97
and	36.27	41.70	5.43	2.50
and	44.25	52.00	7.75	3.20

We are currently awaiting the Tungsten and Fluorine assays.

Adverse weather conditions, with an extended rainy season, restricted field work at Bong Mieu.

Follow-up mapping at Suoi Tre, following a deep soil sampling program undertaken in 2007, confirmed the presence of a steep SE-dipping mineralized structure which will be drill tested in the second quarter of 2008.

Exploration and Development – Bong Mieu Underground Deposit (VN230)

We recommenced development of the decline at the Bong Mieu Underground deposit in September 2007.  The primary purpose of this decline is to access underground drilling platforms to test the depth extensions of the Nui Kem ore body as this is deemed more effective and economical than drilling from surface.

The first ore targets were intersected in late March despite progress being slower than planned due to machinery failures. These intersections, which are at the deepest point of the old mine, were designed to provide for production during the remainder of the exploration phase. The holing of the decline development at the lowest level of the old mine is expected very early in the second quarter of 2008.

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Production and Operational Results – Bong Mieu Central (VN 220)

The table below shows selected operating mine statistics:

	Q1 2008	Q4 2007	Q1 2007
Tonnes of ore milled	42,000	42,300	33,600
Grade (g/t Au)	3.28	3.26	3.00
Mill recoveries (percent)	64.7	64.1	50.0
Gold production (ounces)	2,866	2,842	1,621
Gold sales (ounces)	3,024	2,497	1,460
Sales	$2,889,616	$2,004,292	$1,119,084
Cost of sales	$1,650,724	$1,388,200	$1,577,892
Amortization	$526,287	$412,529	$446,489
Royalties	$36,071	$35,655	$21,331

 Production

In the first quarter of 2008, production increased 77 percent compared to the same period last year due to higher throughput levels, grades, and recoveries.  Improvement in production was a result of ongoing improvements made in 2007 to increase recovery and capacity including the installation of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails in the first and second quarter of 2007.

Results in the first quarter of 2008 were consistent with the fourth quarter of 2007 - the plant has been producing, on average, approximately 1,000 ounces per month since July 2007.

Recoveries have not met expectations due to changes in the ore type being processed.  The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery.  The Company installed a Falcon concentrator in the first quarter of 2008 to help improve recoveries and its performance is currently being evaluated. It is anticipated that, in the future, the tails will be reworked to recover more of the gold.

Financial Performance

A total of 3,024 ounces of gold were sold for proceeds of US$2,877,800 during the first quarter of 2008.  The average realized gold price was US$952 per ounce in the first quarter of 2008.  Revenues have increased in first quarter of 2008 compared to the same period last year as a result of higher production and higher realized gold prices.

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Licensing

The table below summarizes the key licenses that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment License – 140/GPDC2	30 Sq Km	Granted	05/03/1991	25 years	05/03/2016
Bong Mieu – Central (VN220)	BMGMC	Mining License 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining License 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

Bong Mieu Gold Mining Company Limited was granted a 25 year Investment License in March 1991 that covers 3,000 hectares and contains three deposits: Bong Mieu Central Gold mine (VN220), Bong Mieu Underground Deposit (VN230), and Bong Mieu East (VN240). Two of the Company’s Mining Licenses (one on VN220 and the other on VN230) that cover a total of 365 hectares are included within the 3,000 hectares covered by the Investment License.  On July 22, 1992, Bong Mieu Gold Mining Company Limited obtained a mining license to allow the mining of gold at the Bong Mieu Central Gold mine (VN220) whereby the total mining area is 358 hectares including open pit area of 230 hectares, underground mine of 100 hectares and tailings area of 28 hectares.  The mining license has a term of 25 years starting at the date of the issuance of the investment license.    Each year a mining report must be submitted to the Ministry of Heavy Industry and the State Mineral Resources Management Department.  The Company plans to either apply for a new mining license or modify existing licenses to include Bong Mieu East (VN240).

An application for the Bong Mieu exploration license is with the Ministry of Natural Resources for approval. If we were unable to obtain this exploration license in the near future this could impede our ability to obtain new or amended mining licenses.  Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. The Company has mining licenses to cover the area being mined; but, to further expand the mining area or cover a new mining area, the Company would require an exploration license before obtaining a new mining license or amending an existing license.  Failure to obtain a new exploration license could impede the Company’s future activities in connection with Bong Mieu including limiting the Company’s ability to mine additional areas. Given the lengthy process involved in obtaining an exploration license, the Company anticipates receiving the license during 2008. [Please also see the MD&A section Risk Factors and Uncertainties].

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Schedule of Certificates

Exportation of gold is covered by a valid annual export license.  On October 9, 1993, a Land Use Certificate was issued to Bong Mieu Gold Mining Co. Ltd. by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine.  The certificate covers a 365 hectare area of which 300 hectares is gold mining land, 32.3 hectares is waste dumping land and 2.7 hectares is for basic construction.  The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE
Bong Mieu Gold Mining Company	Gold export certificate	27-Nov-07	~ 1 year	31-Dec-08
Bong Mieu Gold Mining Company	Land Use Certificate	09-Oct-93	25 years	Sep-17

2008 Outlook

•	Continue with exploration and evaluation drilling.
•	Complete the Bong Mieu in house scoping study that management is confident will lead to a full feasibility study justifying a production facility at Bong Mieu
•
Evaluate the ore intersected at the Bong Mieu Underground Deposit (VN230) and provide higher grade ore from the Bong Mieu Underground Deposit (VN230) to the operating Bong
Mieu Central Gold plant (VN220).

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PHUOC SON GOLD MINING COMPANY LIMITED.1

Background

Phuoc Son Gold Mining property, located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property, is actively exploring approximately half of the 70 square kilometer property for new primary gold occurrences in addition to 30 existing occurrences.  The remaining half of the property is not available for exploration at this stage.   The property includes the high-grade deposit Dak Sa (the “South Deposit” and “North Deposit”, and collectively the “Dak Sa Deposit”).

Company structure

The Company holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corp. (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The table provides key information for the Phuoc Son property:

Deferred exploration and development balance at March 31, 2008	$16,074,139
Property, plant, and equipment balance at March 31, 2008	$3,209,000
Spending on exploration and development activities in the first quarter of 2008	$1,238,000
Spending on property, plant, and equipment acquisitions in the first quarter of 2008	$315,000

Update on Resources and Reserves and Exploration Progress in 2007

Exploration work to date has defined the Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open. The potential for additional discoveries and continued resource expansion in 2008 are considered positive.

The property’s mineral resource estimates, undertaken by Olympus staff, are validated by Independent Consultants as required by National Instrument 43-101 and are as shown in the table below:

1 The Directors of  Phuoc Son Gold Mining Company Limited are Messrs. David Seton, John Seton, Charles Barclay, Nguyen Ngoc Quynh, Nguyen Xuan Tuong, and Dinh Van Thu.

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Summary of Mineral Reserve and Resource Estimates 4

	December 31, 2007			January 15, 2008			April 1, 2008[1]
Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold(oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven	-	-	-	-	-	-	235,650	8.72	66,070
Probable	-	-	-	-	-	-	694,740	7.48	167,080
Total P&P	-	-	-	-	-	-	930,390	7.79	233,150

Resources                                The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves

	December 31, 2007[3]			January 15, 2008[3]			April 1, 2008[2]
Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	157,000	13.21	66,650	157,450	13.06	66,090	163,320	12.76	67,000
Indicated	336,000	13.21	142,850	442,810	10.2	145,190	546,350	10.16	178,470
Total M&I	493,000	13.21	209,500	600,260	10.95	211,280	709,670	10.76	245,470
Total Inferred	273,000	10.78	94,700	1,955,440	6.77	425,380	1,884,200	6.63	401,650

Notes:

1.
The Dak Sa deposit diluted Reserve Estimates were prepared by Olympus Staff in January 2008 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.  The Reserve Estimates are based on a 3 g/t Au stope cut-off, practical stope and ore development layout and the application of appropriate dilution factors.  A copy of the report “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated March 26, 2008 by TMC/SA can be found in the Company’s filings at www.sedar.com.

2.
Employed a lower 3.0 g/t grade cutoff. These Resource estimates were prepared by Olympus in January 2008 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.  Prior resources were estimated by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the report “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated March 26, 2008 by TMC/SA can be found in the Company’s filings at www.sedar.com.

3.
Employed a lower 3.0 g/t grade cutoff. These Resource estimates were prepared by Olympus in October 2007 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in October 2007 and were prepared in accordance with National Instrument NI43-191 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. Prior resources were estimated by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam” by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled “Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam”, dated December, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

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4.
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

During the first quarter of 2008, Olympus completed 8 drill holes totalling approximately 2,985 meters. The key drilling results for the Dak Sa project (VN 320), in the first quarter of 2008, are summarized in the table below:

Dak Sa Drill Results
Hole ID	From	To	Intercept width	Gold Grade
	(m)	(m)	(m)	(g/t)
DSDH233	234.42	244.00	9.58	5.45
Including	238.00	240.00	2.00	9.99
DSDH234	225.25	227.00	1.75	8.25
DSDH237	417.70	418.50	0.80	6.26
DSDH238	135.05	145.20	10.15	3.99
And	185.50	193.00	7.50	32.37
DSDH239	247.00	252.00	5.00	8.95
Including	247.00	248.30	1.30	27.70
DSDH243	158.35	159.85	1.50	9.92
And	188.40	189.00	0.60	10.40
DSDH247	240.50	248.00	7.50	5.10
including	242.70	245.00	2.30	11.78

Notes:

1. Unless otherwise stated, holes were collared at a declination of minus 90 degrees.
2. Based on current geological interpretation of the drilling results, intercept widths are approximate. Additional drilling is required before definitive true widths can be determined.
3. Grades are uncut.
4. All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok,
    Thailand, using the Fire Assay method on 50 grammes of prepared sample. The MAS laboratory is certified by the
    Thailand Department of Industrial Works and Ministry of Industry.
5. Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP
    (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by
    NI43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.
6. Statements contained in this release that are not historical facts are forward-looking statements, which involve risk and uncertainties, which could cause actual results to differ materially from those, expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

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A program of consolidation of ground based and remote sensing data has commenced by Encom and a final report anticipated by early April, is expected to produce a set of high priority targets.  The report will then be ground-truthed by Encom staff.

The deposit remains open in all directions. Ongoing drilling will focus on continuing to enlarge the zone and to bring these extensions to mineral resource status. Exploration and deposit scale step-out drilling will continue throughout 2008.

A number of new targets have been developed and are planned for drill testing during 2008. The exploration objective for the new areas is to evaluate and identify targets which have stand alone potential on a major scale or that could be mined in conjunction with the existing Dak Sa deposit.

Development – Dak Sa Underground Project (VN 320)

Olympus received a positive independent “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report) authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates.  The Technical Report, dated March 26, 2008, has been filed at www.sedar.com.

The table below lists excerpts from the Technical Report on the capital costs, life of mine gold production, and operating costs per ounce.

Phuoc Son Gold Project - Average Gold Price - $US889 / ounce (Average gold price based on Macquarie Bank's Gold Price projections 2009 to 2014)

Months 2 -19	US$ (Where Applicable)
Mine, processing plant, infrastructure, pre- production and owners costs (including working capital) Footnote: 1	$48,110,001
Months 20 - 76
Sustaining Capital (Mine, processing plant, infrastructure and owners costs including recovery of working capital Footnote: 1	$4,301,315
Life of Mine
Life of Mine Capital - Mine, processing plant, infrastructure and owners costs Footnote: 1	$52,411,316
Gold Production (total gold payable) (oz)	189,992
Operating Costs ($ per payable ounce) Footnote: 2	$423

Notes:

1.	Includes indirect taxes (working capital impact), operational working capital and contingency. Excludes historic sunk costs.
2.	Includes site-operating costs, royalties, transport and refining costs.

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Management is very pleased with the positive results of the Technical Report. By working closely with our internationally recognized consultants and keeping in close contact with the local government and communities, we have been able to effectively advance the Phuoc Son Gold Project through the feasibility stage. Our goal is to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and our shareholders.  The next key step in this process is the evaluation and sourcing of the appropriate debt and/or equity financing.

Licensing

The table below summarizes the key licenses that Phuoc Son Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment License 2355/GP	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033
Phuoc Son	PSGC	Exploration License 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
Phuoc Son – Dak Sa (VN320)	PSGC	Mining License 116/GP-BTNMT	To be amended	Granted	23/01/2006	3 years	23/01/2009

The Phuoc Son exploration licence was granted in January 2008.

On October 20, 2003, the Ministry of Planning and Investment of the Vietnam government granted a 30-year investment licence No. 23551GP (the "Phuoc Son Investment Licence") covering 7,000 hectares for the Phuoc Son Gold Property. On January 23, 2006, a mining licence was granted to PSGC by the Vietnam government over the Dak Sa Deposit (VN320), which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will require an extension on the mining licence as these time frames will be inadequate for construction and mining. The Terra Mining Consultants Ltd/Stevens & Associates Preliminary Assessment (NI-43-101) Report on the Phuoc Son resources has been completed in order to fulfill disclosure requirements.  These new resources are awaiting approval from the National Council for Mineral Resource Evaluation. Once approved, we will proceed in 2008 to file an application for a mining license that would amend the current mining license boundaries for Bai Dat and Bai Go to include more of the Dak Sa (VN320) area.

2008 Outlook
•	We will continue to evaluate and source required debt and/or equity financing for the Phuoc Son Gold Project (VN320).
•	Exploration and deposit scale step-out drilling will continue throughout 2008.

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CAPCAPO GOLD-COPPER PROPERTY

Property Summary

The property is located north of the prolific Baguio-Mankayan Gold District. The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”). AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a strong local partnership in the Philippines.

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.

2008 Progress Update

At a meeting in September 2007, the Company was informed that an objection to exploration activities had been lodged with the National Council of Indigenous Peoples relating to the Capcapo area.  The Company has performed the following steps as this issue must be resolved prior to the commencement of a full exploration campaign:

•	Initiated a campaign of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007.
•
Commenced a Program of Information and Education (IEC) in the community and a formal program of Free Prior and Informed Consent (FPIC), undertaken in conjunction with the
National Committee on Indigenous Peoples (NCIP) during the first quarter of 2008.

The above steps, essential for the approval of exploration activity by the community, will continue through the second quarter with an anticipated outcome mid-year.

We have spent $828,303 cumulative on this project to March 31, 2008, which has been capitalized to deferred exploration and development costs on the balance sheet.

Licensing

Consultation with all levels of the relevant Government departments is being undertaken in order to work through the process of obtaining the appropriate licenses.

2008 Outlook

•	Finalize agreements as well as establish social/community programs.
•	Perform exploration drilling if objection to exploration activities is discontinued
•	Perform geological and regional reconnaissance mapping and sampling.
•	Undertake ground and aerial geophysical surveys.

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OTHER PROPERTIES

Other properties with which the company is associated include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103) and Phuoc Thanh (VN104).  In the third quarter of 2007, the Company signed a Framework of a Laos and Cambodia Joint Venture Agreement with Zedex Minerals covering exploration activities in Laos and Cambodia.  As this joint venture is in the early stages of set-up, there has been minimal activity to date and there is minimal budgeted expenditures anticipated for the remainder of  2008.

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Operational Activities

Comments on selected items from our Consolidated Statements of Operations for the quarter ended March 31, 2008, are noted in the following table:

	2008	2007	% Change	Comments on variances
Sales	$2,889,616	$1,119,084	158
The Bong Mieu central plant sold 2,866
ounces of gold in the first quarter (at an
average realized price of US$952 per
ounce) of 2008 compared to 1,621 ounces
of gold in the same period last year (at an
average realized price of US$588 per ounce).

Cost of sales	1,650,724	1,577,892	5	Increased due to higher sales volumes. Costs per ounce of gold produced were higher in the first quarter of 2007 mainly due to poor recoveries.
Amortization	575,370	460,203	25	Increased as a result of higher production in 2008.
Management fees and salaries	835,283	506,365	65	Increased as a result of a higher headcount, higher management salaries, and earlier accrual of bonuses as we now have a history of payment.
Professional fees	133,935	119,897	12	Slightly higher due to an increase in the level of activity of the Company.
Travel	247,393	50,008	395	Increase in number of flights taken by senior management and consultants to Vietnam and Toronto.
Investor relations and promotion	214,352	38,770	453	Higher due to increased marketing efforts and an increase in the number of trade shows attended.
Consulting fees	247,330	159,444	55	Increased due the retention of a compensation consultant.
Office and general administrative	165,727	75,654	119	Increased due to an increase in the level of activity of the Company.
Stock-based compensation	295,181	821,685	(64)	Higher number of stock options issued in the first quarter of 2007 (7,100,000 -2007 and 100,000 -2008).
Interest expense (income)	(253,424)	(37,082)	583	Increase relates to higher average cash balances held.

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Summary of Quarterly Results

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	$2,889,616	$2,004,292	$2,232,250	$1,640,631	$1,119,084	$1,644,040	$-	$-
Interest Income	253,424	326,110	173,193	158,600	37,082	69,601	108,709	91,682
Net Loss	1,419,155	1,449,839	2,281,534	1,907,094	3,303,222	6,947,446	850,201	719,496
Loss per share (1)	0.01	0.01	0.01	0.01	0.02	0.04	0.01	0.00
Deferred exploration and development cost additions	2,521,726	2,482,695	2,059,215	1,816,479	1,254,498	233,401	1,211,896	2,184,525
Capital assets additions	680,711	155,895	216,833	888,050	366,747	1,711,591	1,359,453	579,963

(1)  Basic and diluted

Liquidity Section – Investing and Financing Activities

Investing activities

During the first quarter of 2008, Olympus invested $2,521,726 [2007 - $1,254,498] in exploration and development expenses and $680,711 [2007 - $366,747] acquiring property, plant and equipment.

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at March 31, 2008, the cash and cash equivalents’ balance is $22,637,182 compared to $26,656,146 as at December 31, 2007.   The decrease was mainly a result planned spending on exploration and development activities. In 2007, the Company raised a total of $37,000,000 through two equity offerings; $12,000,000 on March 19, 2007 and $25,000,000 on August 10, 2007. The net proceeds from the $25,000,000 offering, of $22,891,000, has been used for and will continue to be used for further exploration and feasibility studies at the Company's Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

Debt Facility

On June 27, 2007 a US$2 million Non-Revolving Debt Facility (the "Facility") with Macquarie Bank Limited ("MBL") of Sydney, Australia was repaid in full.

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Project Funding

The Company is evaluating project funding for the Phuoc Son Dak Sa Underground Project (VN320) to determine whether it will be raised either through equity and/or debt financing.  The ability of the Company to continue its activities is dependent upon obtaining the necessary funding to continue its exploration and development programs or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing. We were previously exposed to interest rate fluctuations as our interest rate on our Macquarie facility floated with the market rates equal to LIBOR plus 2.75 percent.  The loan was repaid in full on June 27, 2007.

Contractual Obligations and Commitments

As at March 31, 2008
Payments Due by Period	Total	Less than One Year	1 to 3 Years	3 to 5 Years
Capital lease obligations	$271,413	$271,413	–	–
Operating leases	947,451	724,585	–	222,866
Purchase obligations – supplies and services	1,470,424	890,066	513,129	67,229
Purchase obligations – capital	1,067,927	1,067,927	–	–
Asset retirement obligations	1,093,253	135,036	366,204	592,013
Total	$4,850,468	$3,089,027	$879,333	$882,108

Common shares

As of April 30, 2008, the Company had issued and outstanding 232,392,881 common shares.

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Regulatory Update

Disclosure Controls and Procedures

Olympus’ executive officers have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the interim and annual filings are being prepared.

Internal Controls over Financial Reporting

Management continues to perform testing of the internal controls to monitor the effectiveness of the Company’s design and operational effectiveness of its internal controls over financial reporting each quarter.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement.  On March 28, 2008, the Company filed its annual Form 20-F for 2007.

The completion of the Form 20-F registration allowed us to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008, that our common shares are listed and posted for trading on the over-the-counter bulletin board in the United States.  This will allow U.S. citizens to trade the Company’s common shares more efficiently.

Board and Management Changes

In addition to his role as Executive Chairman, Mr. David Seton was appointed as Chief Executive Officer effective February 4, 2008.   Concurrently, Colin Patterson took on the role of Corporate Technical Advisor to the Board with his contract extending to June 2009 in order for the Company to focus on achieving technical success in its major exploration and development projects.

Effective March 17, 2008, Peter Tiedemann transitioned from his role of Chief Financial Officer and Corporate Secretary to that of Vice President - Corporate Affairs.  Effective March 17, 2008, Pamela Campagnoni assumed the role of Chief Financial Officer and Louis Montpellier of Gowlings Lafleur Henderson LLP became the Corporate Secretary.

Effective March 17, 2008, Charles Barclay was appointed Chief Operating Officer and Jim Hamilton has been appointed as Vice President - Investor Relations.

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Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2007.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

AROs occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.   The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

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In accordance with CICA HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to fair value the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

Future Accounting Changes

Section 3064 - Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Handbook Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

Section 1000, Financial Statement Concepts
The CICA concluded that the guidance in Handbook Section 1000, Financial Statement Concepts permitting deferral of costs should be deleted to those necessary to prevent the inappropriate capitalization of costs.  The IFRS guidance on the matching concept added to Section 1000 might affect items other than intangible assets, such as the recognition as liabilities of items that do not meet the definition of liabilities.

The above standards will become effective for the Company beginning on January 1, 2009. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

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Transactions with Related Parties

The Company entered into the following related party transactions during the period:

	Three month period ended March 31
	2008	2007
Consulting and legal fees	$28,437	$37,183
Management fees	$308,601	$181,963
Reimbursement of expenses	$93,311	$58,707
Royalties	$36,071	$21,331

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.  The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2008 and 2007; Momentum Resources International Pty Limited associated with Colin Patterson in 2008 and 2007; Wholesale Products Trading Limited associated with Peter Tiedemann in 2008 and 2007; Action Management Limited associated with Charles Barclay in 2008 and 2007, and Cawdor Holding Limited associated with Russell Graham in 2008 and 2007. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

Management fees increased as a result of a higher headcount, higher management salaries, and earlier accrual of bonuses as we now have a history of payment.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Other non-recurring transactions

a)
On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,428,571 at $0.56 per share for net proceeds of $11,967,772.  Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by shareholders who own over 5 percent of the Company.

b)
On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000.  Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by significant shareholders who own over 5 percent of the Company.

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Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources.   If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment.  If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•
We Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

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•
Commodity Price Fluctuations - if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project.    Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•
We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•
If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

Non-Compliance with Environmental Regulation May Hurt Our Ability to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

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•
If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to  Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license and a mining license, depending on the level of work being conducted on the property.  Without all the appropriate licenses, our activities could not occur.

•
If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines,  the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

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Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

•	Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

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Our Stock Price Could be Volatile:   The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

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Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

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We Do Not Plan to Pay any Dividends in the Foreseeable Future:   The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

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Shareholders Could Suffer Dilution of the Value of their Investment if We Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

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In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer and Corporate Secretary, President, VP Exploration, VP Operations, and VP Finance Vietnam.

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Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies:   Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.   In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.    Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

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Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of Our Common Shares:  Sales of large quantities of our common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the Bong Mieu Central Gold Mine (VN220) into Production:  The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220)  to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•	The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the Bong Mieu Central Gold Mine (VN220) into Production May Have Been Based upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220) Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

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Because the Company’s Testing of its Mining Process at the Bong Mieu Central Gold Mine (VN220) was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

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Forward Looking Information

This interim report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or  obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

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